UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q10

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 429 BILLION FOR THE FOURTH QUARTER OF 2010 (COP 545 PER SHARE - USD 1.14 PER ADR), WHICH REPRESENTS AN INCREASE OF 16% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans grew 7.5% during the quarter and 16.4% compared to the 4Q09. This growth confirms the improvement in the credit demand that started in 1Q10.
•
Loan portfolio quality continues showing a good trend. Loan deterioration during 4Q10 was COP 42 billion, 43% lower than in 3Q10 and 64% lower than in 4Q09. Charge-offs were COP 166 billion, 20% higher than in 3Q10 and 28% lower than in 4Q09. Net provision charges totaled COP 81 billon.

•
The balance sheet remains strong. Loan loss reserves represented 5.2% of total loans and 180% of past due loans at the end of 4Q10. The capital adequacy ratio ended the quarter at 14.7% (Tier 1 of 10.3%), a figure that is considerably higher than the 13.2% (Tier 1 de 10.4%) reported at the end of 4Q09.

•
Solid liquidity position. The ratio of net loans to deposits (including borrowings from domestic development banks) was 100% at the end of 4Q10, and net investment securities totaled COP 8,676 billion, a reduction of 5.2% compared to 3Q10 and of 2.7% compared to 4Q09.

•
Return on Equity was 19.7% for 2010. The annualized return on equity (“ROE”) based on 4Q10 results, was 22.1%. ROE for the whole year 2010 was 19.7%, in line with the profitability goals defined by the Bank.

March 7, 2011. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 2010.

For the quarter ended December 31, 2010 (“4Q10”), Bancolombia reported consolidated net income of COP 429 billion, or COP 545 per share - USD 1.14 per ADR, which represents an increase of 14% as compared to the results for the quarter ended on September 30, 2010 (“3Q10”) and an increase of 16% as compared to the results for the quarter ended on December 31, 2009 (“4Q09”).  The cumulative net income for 2010 was COP 1,436 billion, which is 14% higher with respect to the same period of the previous year.

Bancolombia ended 4Q10 with COP 68,095 billion in assets, 5% higher than those at the end of 3Q10 and 10% greater than at the end 4Q09. At the same time, liabilities totaled COP 60,148 billion and increased 5% as compared to the figure presented in 3Q10 and 10% as compared to 4Q091.

1  This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended December 31, 2010. The statements of income for the quarter ended December 31, 2010 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

 CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate  January 1, 2011  $1913,98 =US$ 11 Average Representative Market Rate for 4Q10: $ 1.868,66 =US$ 1

4Q10

BANCOLOMBIA: Summary of consolidated financial quarterly results2
CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	4Q 09	3Q 10	4Q 10	4Q 10/3Q 10	4Q 10/4Q 09
ASSETS
Loans and financial leases, net	39,610,307	42,891,624	46,091,877	7.46%	16.36%
Investment securities, net	8,914,913	9,152,209	8,675,762	-5.21%	-2.68%
Other assets	13,339,145	12,625,936	13,327,517	5.56%	-0.09%
Total assets	61,864,365	64,669,769	68,095,156	5.30%	10.07%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	42,149,330	42,288,485	43,538,967	2.96%	3.30%
Non-interest bearing	6,307,780	5,873,306	7,632,216	29.95%	21.00%
Interest bearing	35,841,550	36,415,179	35,906,751	-1.40%	0.18%
Other liabilities	12,682,206	14,832,175	16,609,049	11.98%	30.96%
Total liabilities	54,831,536	57,120,660	60,148,016	5.30%	9.70%
Shareholders' equity	7,032,829	7,549,109	7,947,140	5.27%	13.00%
Total liabilities and shareholders' equity	61,864,365	64,669,769	68,095,156	5.30%	10.07%

Interest income	1,534,321	1,246,232	1,243,283	-0.24%	-18.97%
Interest expense	492,819	387,124	392,221	1.32%	-20.41%
Net interest income	1,041,502	859,108	851,062	-0.94%	-18.29%
Net provisions	(300,737)	(137,778)	(80,792)	-41.36%	-73.14%
Fees and income from service, net	390,907	390,121	419,795	7.61%	7.39%
Other operating income	131,927	123,957	170,298	37.38%	29.09%
Total operating expense	(731,789)	(755,374)	(813,602)	7.71%	11.18%
Goodwill amortization	(15,320)	(12,823)	(12,960)	1.07%	-15.40%
Non-operating income, net	5,772	32,586	20,011	-38.59%	246.69%
Income tax expense	(150,858)	(124,664)	(124,685)	0.02%	-17.35%
Net income	371,404	375,133	429,127	14.39%	15.54%

PRINCIPAL RATIOS	Quarter			As of
	4Q 09	3Q 10	4Q 10	Dec-09	Dec-10
PROFITABILITY
Net interest margin (1)	7.89%	6.19%	5.91%	6.98%	6.13%
Return on average total assets (2)	2.44%	2.36%	2.59%	2.01%	2.27%
Return on average shareholders´ equity (3)	21.78%	20.56%	22.07%	19.59%	19.71%
EFFICIENCY
Operating expenses to net operating income	47.76%	55.94%	57.35%	50.89%	56.28%
Operating expenses to average total assets	4.91%	4.83%	4.99%	4.62%	4.89%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.37%	11.67%	11.67%	11.37%	11.67%
Technical capital to risk weighted assets	13.23%	15.17%	14.68%	13.23%	14.68%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.92	1.06	1.14
Net income per share $COP	471.43	476.16	544.70
P/BV ADS (4)	2.61	3.08	2.94
P/BV Local (5) (6)	2.59	3.07	2.92
P/E (7)	12.29	15.46	13.56
ADR price (8)	45.51	65.63	61.91
Common share price (8)	23,140	29,380	29,500
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	2,044.23	1,801.01	1,913.98

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

4Q10

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2010, Bancolombia’s assets totaled COP 68,095 billion, which represents an increase of 5% compared to 3Q10 and of 10% compared to 4Q09.

Assets denominated in COP totaled COP 51,362 billion at the end of 4Q10, increasing 8% compared to 3Q10 and 11% compared to 4Q09. Assets denominated in currencies other than COP (mainly American dollars (“USD”)) represented 25% of total assets (or USD 8.7 billion) at the end of 4Q10, decreasing 9% compared to 3Q10 and increasing 16% compared to 4Q09.

Loans and financial leases, net of provisions, represented 68% of assets at the end of 4Q10, increasing as compared to the proportion they represented at the end of 3Q10 (66%) and 4Q09 (64%). Net investments were 13% of total assets at the end of the quarter, decreasing as compared to their participation in assets at the end of 3Q10 (14%) and 4Q09 (14%).

1.2.	Loan Portfolio

During the fourth quarter of 2010, there was growth of the loan portfolio in our operation in Colombia.  Loans denominated in COP totaled COP 36,075 billion at the end of 4Q10, and increased 3% compared to 3Q10 and 14% compared to 4Q09. On the other hand, loans denominated in USD totaled USD 6,544 million (26% of the loan portfolio), increasing 13% compared to 3Q10 and 30% compared to 4Q09. These USD denominated loans correspond to loans in Colombia (USD 2,431 million or 38% of loans in USD), El Salvador (USD 2,345 million or 37% of loans in USD) and other countries (USD 1,571 million or 25% of loans in USD).

The COP depreciated 6% against the USD during 4Q10 and appreciated 6% against that same currency since 4Q09. The depreciation during the quarter positively affected the conversion to COP of loans denominated in USD. Overall, Bancolombia’s gross loans totaled COP 48,601 billion at the end of 4Q10 and increased 7.1% compared to the COP 45,368 billion at the end of 3Q10.

In annual terms, gross loans increased 16% compared to the COP 42,042 billion in loans reported as of the end of 4Q09. This increase is explained by the growth of loans in both COP and USD, although the conversion of USD denominated loans to COP results in total loan growth in COP of 21% for the dollar denominated portfolio compared to 4Q09. In general, the higher volume of loans denominated in USD during the quarter, reflect increased credit demand on the part of Colombian companies. The recovery of international trade flows played a key role in the increase of loans denominated in USD. Similarly, loans denominated in COP, which constitutes the majority of our loan portfolio, confirms the positive trend that began to show in 2Q10.

Commercial loans denominated in COP remained dynamic and ended 4Q10 at COP 21,808 billion and showed an increase of 4% with respect to 3Q10. Commercial loans denominated in USD totaled USD 4,799 million at the end of the quarter and increased 18% compared to 3Q10. Companies are consistently demanding credit, which again confirms the trend that has been observed since last quarter.

Consumer loans denominated in COP also continued to show dynamism during the quarter, reaching COP 6,182 billion, a figure 8% higher than that reported at the end of 3Q10 and 28% higher than that reported at the end of 4Q09. In contrast, consumer loans originated in El Salvador continue to be subdued although they already started to show a slight improvement. Overall, consumer loans denominated in USD totaled USD 1,042 million and increased 1% with respect to 3Q10 and 3% with respect to 4Q09.

4Q10

In 4Q10, mortgage loans expressed in COP decreased COP 329 billion, and reached COP 3,343 billion. This decrease is explained by the securitization of COP 931 billion during the quarter, which resulted in a total outstanding balance of securitized mortgages of COP 3,104 billion at the end of 4Q10. When taking into account securitizations, mortgage loans increased 4% during the quarter and 11% during the past 12 months. The increased dynamism of mortgage lending in Colombia is explained by optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy program, which have produced higher credit demand in this segment. On the other hand, the outstanding mortgage balances denominated in USD from our operation in El Salvador totaled USD 429 million, stable compared to the mortgage balances in USD reported in 3Q10 and 4% lower than those reported in 4Q09.

Financial leases, 91% of which are denominated in COP, increased 6% during the quarter and 7% compared to 4Q09.  Operating leases, net of depreciation, increased 4% during 4Q10 and 19% over the last 12 months.

When analyzing the performance of the loan portfolio according to the categories established by Bancolombia to manage its commercial strategy, it becomes clear that corporate loans were key drivers of the growth of the total loan portfolio during the quarter as they increased 11% with respect to 3Q10. This increase is explained by higher demand for working capital and financing by businesses. On the other hand, retail and SME loans increased 6% in the same period due to greater demand for consumer loans and credit cards.

Reserves for loan losses increased 1% during 4Q10 and totaled COP 2,509 billion, or 5.2% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4. “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth
(COP million)	4Q09	3Q10	4Q10	4Q10/3Q10	4Q10/4Q09
CORPORATE
Working capital loans	18,500,267	20,331,403	22,004,618	8.23%	18.94%
Funded by domestic development banks	527,937	324,811	319,333	-1.69%	-39.51%
Trade Financing	1,205,175	2,110,665	2,895,298	37.17%	140.24%
Overdrafts	50,602	90,155	43,885	-51.32%	-13.27%
Credit Cards	35,452	42,618	39,941	-6.28%	12.66%
TOTAL CORPORATE	20,319,433	22,899,652	25,303,075	10.50%	24.53%
RETAIL AND SMEs
Working capital loans	4,306,083	4,360,456	4,722,834	8.31%	9.68%
Personal loans	3,788,972	4,229,536	4,537,723	7.29%	19.76%
Loans funded by domestic development banks	801,721	727,207	679,488	-6.56%	-15.25%
Credit Cards	2,392,580	2,456,024	2,637,296	7.38%	10.23%
Overdrafts	189,026	238,226	175,066	-26.51%	-7.39%
Automobile loans	1,203,874	1,238,911	1,334,111	7.68%	10.82%
Trade Financing	100,860	43,295	35,068	-19.00%	-65.23%
TOTAL RETAIL AND SMEs	12,783,116	13,293,655	14,121,586	6.23%	10.47%
MORTGAGE	3,469,424	3,672,243	3,342,881	-8.97%	-3.65%
FINANCIAL LEASES	5,470,001	5,502,055	5,833,548	6.02%	6.65%
Total loans and financial leases	42,041,974	45,367,605	48,601,090	7.13%	15.60%
Allowance for loan losses	(2,431,667)	(2,475,981)	(2,509,213)	1.34%	3.19%
Total loans and financial leases, net	39,610,307	42,891,624	46,091,877	7.46%	16.36%

4Q10

1.3.	Investment Portfolio

As of December 31, 2010, Bancolombia’s net investment portfolio totaled COP 8,676 billion, decreasing 5% compared to 3Q10 and 3% compared to 4Q09. The investment portfolio is mainly composed of debt investment securities, which represented 94% of Bancolombia’s total investments and 12% of assets at the end of 4Q10. Investments denominated in USD totaled USD 1,027 million and represented 23% of the investment portfolio.  Additionally, the Bank has COP 2,411 billion in mortgage backed securities, which represents 28% of the investment portfolio. The duration of the debt securities portfolio was 22.9 months with a yield to maturity of 4.55% at the end of 4Q10.

1.4.	Goodwill

As of 4Q10, Bancolombia’s goodwill totaled COP 750 billion and decreased 12% compared to the amount reported in 4Q09. This variation is explained by the appreciation of the Colombian peso in the quarter and the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a period of 20 years). As of December 31, 2010, Bancolombia’s goodwill included USD 390 million related mostly to the acquisition of Banagrícola in 2007 and COP 5 billion related to the acquisition of a participation of Renting Bancolombia by Leasing Bancolombia.

1.5.	Funding

As of December 31, 2010, Bancolombia’s liabilities totaled COP 60,148 billion and increased 5% compared to 3Q10 and 10% compared to 4Q09. During 4Q10, the Bank maintained a solid liquidity position. The ratio of net loans to deposits (including borrowings from domestic development banks) was 100% at the end of 4Q10 and increased compared to the 96% reported in 3Q10 and the 88% reported in 4Q09.

Deposits totaled COP 43,539 billion (or 72% of liabilities) at the end of 4Q10 and increased 3% during the quarter and 3% over the last 12 months. CDs represented 43% of deposits in 4Q09, but represented only 35% in 4Q10. This decrease is in line with the funding strategy executed by the Bank in the last few quarters, which is aimed at taking advantage of the greater liquidity and low interest rates through increasing savings and checking accounts. As a result of this recomposition of the funding mix, demand deposits went from representing 57% of the Bank’s total deposits in 4Q09, to representing 65% as of the end of 4Q10.

Through this strategy, interest expense was reduced by 26% with compared to 4Q09. Additionally, even though total deposits increased 3% during the quarter, interest expense remained stable over the same period.

DEPOSIT MIX	4Q09		3Q10		4Q10
COP Million		%		%		%
Checking accounts	8,224,948	19.51%	8,159,806	19.30%	9,555,933	21.95%
Saving accounts	15,143,781	35.93%	16,821,175	39.78%	18,060,869	41.48%
Time deposits	18,331,488	43.49%	16,880,463	39.92%	15,270,271	35.07%
Other	449,113	1.07%	427,041	1.01%	651,894	1.50%
Total deposits	42,149,330		42,288,485		43,538,967

4Q10

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q10 was COP 7,947 billion, increasing 13%, or COP 914 billion, with respect to the COP 7,033 billion reported at the end of 4Q09.

Bancolombia’s capital adequacy ratio was 14.67%, 50 basis points below the 15.17% for 3Q10 and 144 bps above the 13.23% for 4Q09. The year over year increase was a result of the growth in secondary capital, product of a subordinated bonds issuance for USD 620 million that happened in July 2010.

Bancolombia’s capital adequacy ratio was 567 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 10.32% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.3% at the end of 4Q10.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q 09%		3Q 10%		4Q 10%
Basic capital (Tier I)	5,726,318	10.40%	6,117,948	10.60%	6,343,769	10.32%
Additional capital (Tier II)	1,559,978	2.83%	2,637,611	4.57%	2,673,680	4.35%
Technical capital (1)	7,286,296		8,755,559		9,017,449
Risk weighted assets included market risk	55,084,532		57,727,371		61,449,661
CAPITAL ADEQUACY (2)	13.23%		15.17%		14.67%
(1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

4Q10

2.	INCOME STATEMENT

Net income totaled COP 429 billion in 4Q10, or COP 545 per share – USD 1.14 per ADR, which represents an increase of 16% compared to 4Q09 and of 14% compared to 3Q10. Bancolombia’s ROE was 22.1% for 4Q10, higher than the annualized ROE of 20.6% for 3Q10 and the 21.8% reported in 4Q09.

2.1.	Net Interest Income

Net interest income totaled COP 851 billion in 4Q10, 1% lower than that reported in 3Q10, and 18% lower than the figure for 4Q09. Interest income decreased slightly during the quarter, while interest expense increased 1%. The lower funding cost associated with a better funding mix and the re-pricing of deposits, made it possible to compensate the lower interest rates of new loans granted during the period.

During 4Q10, income generated by the investment portfolio totaled COP 99 billion, a figure 30% lower than the COP 141 billion for 3Q10 and 68% lower than the COP 308 billion for 4Q09. During 4Q10, income generated by the investment portfolio decreased due to lower bond prices in the secondary markets. These mark-to-market losses were realized primarily in Colombia where interest rates in the secondary bond markets showed upward trends in the last months of the year.

Net Interest Margin

Annualized net interest margin ended 4Q10 at 5.9%, lower than the annualized interest margin of 6.2% reported in 3Q10. Annualized net interest margin for investments was 1.9% in 4Q10, while the annualized net interest margin for loans, financial leases and overnight funds was 6.6%. Both margins decreased with respect to those reported in 3Q10 due to lower interest rates on loans and lower income generated by our investment portfolio.

Annualized Interest
Margin	4Q09	1Q10	2Q10	3Q10	4Q10
Loans´Interest margin	7.3%	7.1%	7.1%	6.7%	6.6%
Debt investments´margin	11.1%	0.6%	3.1%	3.6%	1.9%
Net interest margin	7.9%	6.1%	6.4%	6.2%	5.9%

Notably, funding cost continued to decrease significantly during 4Q10. The lower funding cost is the result of the liability re-pricing effort undertaken during the last quarters and the changes in the funding mix composition. The annualized weighted average cost of deposits reached 2.39% in 4Q10, decreasing as compared to the 2.47% and 3.36% for 3Q10 and 4Q09, respectively.

Deposits' weighted
average cost	4Q09	3Q10	4Q10
Checking accounts	0.46%	0.47%	0.48%
Time deposits	5.33%	4.00%	3.98%
Saving accounts	2.44%	1.88%	1.96%
Total deposits	3.36%	2.47%	2.39%

4Q10

2.2.	Fees and Income from Services

During 4Q10, net fees and income from services totaled COP 420 billion, 8% higher than that reported in 3Q10 and 7% higher than that reported in 4Q09. In particular, fees from collection and payment services increased 11% with respect to 3Q10, and 23% with respect to 4Q09, and fees from banking services increased 18% with respect to 3Q10 and 38% with respect to 4Q09. These increases were generated by the larger number of transactions that occur in the last quarter of the year. Fees from fiduciary activities, and fees form pension fund management decreased during 4Q10,while brokerage fees grew 28%.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2010
(COP millions)	Dec-09	Dec-10	Growth	Market Share
Bancolombia VISA	1,753,163	1,912,045	9.06%	7.84%
Bancolombia Mastercard	2,314,469	2,318,740	0.18%	9.51%
Bancolombia American Express	1,730,273	2,494,699	44.18%	10.23%
Total Bancolombia	5,797,905	6,725,484	16.00%	27.57%
Colombian Credit Card Market	21,906,875	24,391,482	11.34%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2010
(Outstanding credit cards)	Dec-09	Dec-10	Growth	Market Share
Bancolombia VISA	312,164	327,787	5.00%	5.84%
Bancolombia Mastercard	354,936	350,271	-1.31%	6.25%
Bancolombia American Express	350,984	456,055	29.94%	8.13%
Total Bancolombia	1,018,084	1,134,113	11.40%	20.22%
Colombian Credit Card Market	5,228,295	5,608,067	7.26%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 170 billion in 4Q10, 37% higher than in 3Q10, and 29% higher than in 4Q09.

Revenues aggregated in the communication, postage, rent and others totaled COP 49 billion in 4Q10, 9% higher as compared to 3Q10 and 23% higher as compared to 4Q09. This line includes commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contract has increased.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans before charge-offs) was COP 41 billion in 4Q10, a figure 43% lower than that presented in 3Q10 (COP 73 billion) and 64% lower than that presented in 4Q09 (COP 116 billion). This slower pace of deterioration is in line with a better performance of the economy. Credit quality continues to be impacted by unemployment, although the new vintages of loans have a low deterioration and contribute to the improvement of the loan portfolio quality.

Past due loans (those overdue more than 30 days) totaled COP 1,396 billion at the end of 4Q10, which represents 2.9% of total gross loans. The PDL ratio decreased from 3.4% at the end of 3Q10 and from 3.9% at the end of 4Q09. Loan charge-offs totaled COP 166 billion in 4Q10, 20% more than charge-offs for 3Q10 (COP 139 billion) and 28% less than those for 4Q09 (COP 229 billion).

Provision charges (net of recoveries), totaled COP 81 billion in 4Q10, 41% lower than those reported in 3Q10 and 73% lower than those of 4Q09. It is remarkable that while gross loan provisions decreased 50% in the last 12 months, recovery of charged-off loans increased 23%, and that while foreclosed asset provisions decreased 56% in the last 12 months, recovery of provisions for foreclosed assets increased 135%.

4Q10

Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,509 billion, or 5.2% of total loans at the end of 4Q10, decreasing with respect to the 5.8% presented at the end of 4Q09. Additionally, coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 180% at the end of 4Q10, increasing with respect to the 163% at the end of 3Q10, and the 149% at the end of 4Q09. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 120% at the end of the fourth quarter of 2010, increasing with comparison to 118% in 3Q10 and 113% in 4Q09.

The following tables present key metrics for asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Dec-09	Sep-10	Dec-10	4Q10/3Q10	4Q10/4Q09
Total performing past due loans (1)	659,894	545,724	516,677	-5.32%	-21.70%
Total non-performing past due loans	967,368	974,779	879,222	-9.80%	-9.11%
Total past due loans	1,627,262	1,520,503	1,395,899	-8.19%	-14.22%
Allowance for loans interest losses	2,431,667	2,475,981	2,509,213	1.34%	3.19%
Past due loans to total loans	3.87%	3.35%	2.87%
Non-performing loans as a percentage of total loans	2.30%	2.15%	1.81%
“C”, “D” and “E” loans as a percentage of total loans	5.11%	4.62%	4.32%
Allowances to past due loans (2)	149.43%	162.84%	179.76%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	113.12%	118.08%	119.59%
Allowance for loan losses as a percentage of non-performing loans (2)	251.37%	254.00%	285.39%
Allowance for loan losses as a percentage of total loans	5.78%	5.46%	5.16%
Percentage of performing loans to total loans	97.70%	97.85%	98.19%

(1)       "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)
	% Of loan Portfolio	4Q09	3Q10	4Q10
Commercial loans	63.77%	2.86%	2.35%	2.09%
Consumer loans	16.83%	5.42%	4.35%	3.65%
Microcredit	0.52%	8.54%	8.59%	8.70%
Mortgage loans	6.88%	9.02%	8.80%	9.07%
Finance lease	12.00%	3.30%	3.24%	2.12%
PDL TOTAL	100.00%	3.87%	3.35%	2.87%

PDL Per Category (90 days)
	% Of loan Portfolio	4Q09	3Q10	4Q10
Commercial loans	63.77%	1.88%	1.70%	1.45%
Consumer loans	16.83%	2.48%	2.05%	1.66%
Microcredit	0.52%	3.91%	4.81%	5.26%
Mortgage loans	6.88%	3.95%	3.99%	4.37%
Finance lease	12.00%	1.69%	2.00%	1.37%
TOTAL LOAN PORTFOLIO	100.00%	2.13%	2.00%	1.70%

4Q10

LOANS AND FINANCIAL LEASES CLASSIFICATION	4Q09		3Q10		4Q10
( COP millions)
¨A¨ Normal	38,180,626	90.8%	41,698,504	91.9%	44,914,189	92.4%
¨B¨ Subnormal	1,711,661	4.1%	1,572,259	3.5%	1,588,798	3.3%
¨C¨ Deficient	703,054	1.7%	606,209	1.3%	606,899	1.2%
¨D¨ Doubtful recovery	1,105,441	2.6%	1,035,384	2.3%	1,014,289	2.1%
¨E¨ Unrecoverable	341,192	0.8%	455,249	1.0%	476,915	1.0%
Total	42,041,974	100%	45,367,605	100%	48,601,090	100%

Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	5.11%		4.62%		4.32%

2.5.	Operating Expenses

During 4Q10, operating expenses totaled COP 814 billion, increasing 8% compared to 3Q10 and 11% compared to 4Q09.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 348 billion in 4Q10, increasing 11% as compared to 3Q10 and 16% as compared to 4Q09. The increase is mainly explained by the annual increment in salaries and by the charges that the Bank did in order to accumulate provisions for salary and benefit payments based on actuarial calculations defined by international financial reporting standards that will be implemented in Colombia in the near future. These charges were COP 57 billion during 4Q10 and COP 101 billion during the whole year. Had those charges not taken place during 4Q10, personnel expenses would have decreased 3% with respect to 4Q09.

During 4Q10, administrative and other expenses totaled COP 386 billion and increased 5% as compared to 3Q10 and 5% compared to 4Q09. This variation is explained by higher expenses for rentals and leasing of technology that the Bank has incurred into since some years ago. The Bank has implemented the strategy of selling real estate properties and then renting them, this with the purpose of obtaining liquidity and tax benefits. This strategy generated a gain in asset sales and increased the rent expenses. In 4Q10, Bancolombia sold or transferred properties worth COP 67 billion, which generated a gain of COP 31 billion. Rent expenses were COP 24 billion during the quarter.

Depreciation expenses totaled COP 50 billion in 4Q10, increasing 1% as compared to 3Q10 and 6% compared to 4Q09.

4Q10

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Contact Information

Bancolombia’s Investor Relations
Phone (574) 4041837 / (574) 4041838
E-mail: investorrelations@bancolombia.com.co
Alejandro Majía (IR Manager) /Catalina Botero (Analyst)
Website: http://www.grupobancolombia.com/investorrelations/

4Q10

BALANCE SHEET				Last
(COP million)	Dec-09	Sep-10	Dec-10	Quarter	Annual
ASSETS
Cash and due from banks	4,983,569	4,636,088	5,312,398	14.59%	6.60%
Overnight funds sold	2,388,790	781,401	842,636	7.84%	-64.73%
Total cash and equivalents	7,372,359	5,417,489	6,155,034	13.61%	-16.51%
Debt securities	8,436,244	8,785,254	8,226,811	-6.36%	-2.48%
Trading	3,037,819	3,235,613	2,230,533	-31.06%	-26.57%
Available for Sale	2,175,494	2,315,513	2,245,951	-3.00%	3.24%
Held to Maturity	3,222,931	3,234,128	3,750,327	15.96%	16.36%
Equity securities	580,214	451,628	539,318	19.42%	-7.05%
Trading	330,840	207,177	266,135	28.46%	-19.56%
Available for Sale	249,374	244,451	273,183	11.75%	9.55%
Market value allowance	-101,545	-84,673	-90,367	6.72%	-11.01%
Net investment securities	8,914,913	9,152,209	8,675,762	-5.21%	-2.68%
Commercial loans	26,011,915	28,353,190	30,992,403	9.31%	19.15%
Consumer loans	6,888,615	7,589,110	8,177,175	7.75%	18.71%
Microcredit	202,019	251,007	255,082	1.62%	26.27%
Mortgage loans	3,469,424	3,672,243	3,342,881	-8.97%	-3.65%
Finance lease	5,470,001	5,502,055	5,833,549	6.02%	6.65%
Allowance for loan losses	-2,431,667	-2,475,981	-2,509,213	1.34%	3.19%
Net total loans and financial leases	39,610,307	42,891,624	46,091,877	7.46%	16.36%
Accrued interest receivable on loans	384,542	382,908	356,484	-6.90%	-7.30%
Allowance for accrued interest losses	-45,937	-43,246	-38,952	-9.93%	-15.21%
Net total interest accrued	338,605	339,662	317,532	-6.52%	-6.22%
Customers' acceptances and derivatives	205,367	914,322	784,888	-14.16%	282.19%
Net accounts receivable	806,885	667,351	797,715	19.53%	-1.14%
Net premises and equipment	992,041	1,068,890	1,174,625	9.89%	18.40%
Foreclosed assets, net	80,668	71,334	70,277	-1.48%	-12.88%
Prepaid expenses and deferred charges	185,811	271,879	319,864	17.65%	72.14%
Goodwill	855,724	719,442	750,968	4.38%	-12.24%
Operating leases, net	843,054	970,838	1,006,108	3.63%	19.34%
Other	922,265	1,365,721	1,185,977	-13.16%	28.59%
Reappraisal of assets	736,366	819,008	764,529	-6.65%	3.82%
Total assets	61,864,365	64,669,769	68,095,156	5.30%	10.07%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	6,307,780	5,873,306	7,632,216	29.95%	21.00%
Checking accounts	5,858,667	5,446,265	6,980,322	28.17%	19.15%
Other	449,113	427,041	651,894	52.65%	45.15%
Interest bearing	35,841,550	36,415,179	35,906,751	-1.40%	0.18%
Checking accounts	2,366,281	2,713,541	2,575,611	-5.08%	8.85%
Time deposits	18,331,488	16,880,463	15,270,271	-9.54%	-16.70%
Savings deposits	15,143,781	16,821,175	18,060,869	7.37%	19.26%
Total deposits	42,149,330	42,288,485	43,538,967	2.96%	3.30%
Overnight funds	1,342,201	1,530,865	1,958,846	27.96%	45.94%
Bank acceptances outstanding	47,609	772,779	645,374	-16.49%	1255.57%
Interbank borrowings	1,152,918	938,735	2,698,941	187.51%	134.10%
Borrowings from domestic development banks	2,886,232	2,532,858	2,551,646	0.74%	-11.59%
Accounts payable	1,656,154	1,661,115	1,696,201	2.11%	2.42%
Accrued interest payable	411,796	315,505	296,580	-6.00%	-27.98%
Other liabilities	665,893	728,622	689,426	-5.38%	3.53%
Bonds	4,173,622	5,390,862	5,718,376	6.08%	37.01%
Accrued expenses	239,400	891,276	283,047	-68.24%	18.23%
Minority interest in consolidated subsidiaries	106,381	69,558	70,612	1.52%	-33.62%
Total liabilities	54,831,536	57,120,660	60,148,016	5.30%	9.70%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	5,601,028	6,008,980	6,483,741	7.90%	15.76%
Appropiated	4,344,178	5,001,613	5,047,247	0.91%	16.18%
Unappropiated	1,256,850	1,007,367	1,436,494	42.60%	14.29%
Reappraisal and others	1,004,293	1,103,111	1,051,856	-4.65%	4.74%
Gross unrealized gain or loss on debt securities	33,594	43,104	17,629	-59.10%	-47.52%
Total shareholder's equity	7,032,829	7,549,109	7,947,140	5.27%	13.00%

4Q10

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-09	Dec-10	Dic-10/Dic-09	4Q 09	3Q 10	4Q 10	4Q 10/3Q 10	4Q 10/4Q 09
Interest income and expenses
Interest on loans	4,900,062	3,892,114	-20.57%	1,060,886	959,837	991,475	3.30%	-6.54%
Interest on investment securities	728,558	442,413	-39.28%	307,931	140,688	99,017	-29.62%	-67.84%
Overnight funds	76,173	41,998	-44.86%	13,645	6,502	6,694	2.95%	-50.94%
Leasing	722,905	572,160	-20.85%	151,859	139,205	146,097	4.95%	-3.79%
Total interest income	6,427,698	4,948,685	-23.01%	1,534,321	1,246,232	1,243,283	-0.24%	-18.97%
Interest expense	-	-		-	-	-
Checking accounts	43,211	38,858	-10.07%	9,316	9,666	11,329	17.20%	21.61%
Time deposits	1,376,567	693,746	-49.60%	247,352	169,950	159,920	-5.90%	-35.35%
Savings deposits	450,865	321,662	-28.66%	89,315	77,051	85,516	10.99%	-4.25%
Total interest on deposits	1,870,643	1,054,266	-43.64%	345,983	256,667	256,765	0.04%	-25.79%
Interbank borrowings	47,650	19,537	-59.00%	5,469	4,255	5,923	39.20%	8.30%
Borrowings from domestic development banks	252,842	139,032	-45.01%	44,800	32,575	31,590	-3.02%	-29.49%
Overnight funds	94,099	40,451	-57.01%	9,844	8,219	13,701	66.70%	39.18%
Bonds	360,182	318,295	-11.63%	86,723	85,408	84,242	-1.37%	-2.86%
Total interest expense	2,625,416	1,571,581	-40.14%	492,819	387,124	392,221	1.32%	-20.41%
Net interest income	3,802,282	3,377,104	-11.18%	1,041,502	859,108	851,062	-0.94%	-18.29%
Provision for loan and accrued interest losses, net	(1,317,846)	(788,794)	-40.15%	(358,770)	(187,855)	(179,920)	-4.22%	-49.85%
Recovery of charged-off loans	214,251	276,209	28.92%	78,886	61,273	96,701	57.82%	22.58%
Provision for foreclosed assets and other assets	(98,437)	(67,187)	-31.75%	(27,007)	(15,562)	(12,009)	-22.83%	-55.53%
Recovery of provisions for foreclosed assets and other assets	48,658	32,057	-34.12%	6,154	4,366	14,436	230.65%	134.58%
Total net provisions	(1,153,374)	(547,715)	-52.51%	(300,737)	(137,778)	(80,792)	-41.36%	-73.14%
Net interest income after provision for loans	-	-		-	-	-
and accrued interest losses	2,648,908	2,829,389	6.81%	740,765	721,330	770,270	6.78%	3.98%
Commissions from banking services and other services	251,734	306,917	21.92%	62,132	72,379	85,519	18.15%	37.64%
Electronic services and ATM fees	58,944	57,019	-3.27%	14,776	13,830	15,999	15.68%	8.28%
Branch network services	110,837	118,647	7.05%	29,743	29,825	32,684	9.59%	9.89%
Collections and payments fees	187,348	226,537	20.92%	50,460	56,271	62,306	10.72%	23.48%
Credit card merchant fees	28,200	18,355	-34.91%	7,134	3,410	7,052	106.80%	-1.15%
Credit and debit card annual fees	548,820	564,457	2.85%	140,205	143,803	139,818	-2.77%	-0.28%
Checking fees	69,544	69,425	-0.17%	17,293	17,504	17,622	0.67%	1.90%
Fiduciary activities	171,927	165,075	-3.99%	48,123	41,610	40,042	-3.77%	-16.79%
Pension plan administration	96,678	90,131	-6.77%	24,490	19,922	24,107	21.01%	-1.56%
Brokerage fees	45,966	36,779	-19.99%	15,601	9,182	11,736	27.82%	-24.77%
Check remittance	25,812	17,693	-31.45%	6,333	3,860	4,774	23.68%	-24.62%
International operations	53,614	58,559	9.22%	10,151	15,890	15,575	-1.98%	53.43%
Fees and other service income	1,649,424	1,729,594	4.86%	426,441	427,486	457,234	6.96%	7.22%
Fees and other service expenses	(143,151)	(149,653)	4.54%	(35,534)	(37,365)	(37,439)	0.20%	5.36%
Total fees and income from services, net	1,506,273	1,579,941	4.89%	390,907	390,121	419,795	7.61%	7.39%
Other operating income	-	-		-	-	-
Net foreign exchange gains	(216,411)	62,110	128.70%	51,124	(1,912)	41,053	2247.12%	-19.70%
Derivatives Financial Contracts	265,969	51,491	-80.64%	17,971	26,845	12,943	-51.79%	-27.98%
Gains(loss) on sales of investments on equity securities	584	45,716	7728.08%	(25)	9,634	2,495	-74.10%	10080.00%
Securitization income	53,784	85,862	59.64%	12,341	18,698	41,648	122.74%	237.48%
Dividend income	24,045	34,699	44.31%	89	4,935	2,200	-55.42%	2371.91%
Revenues from commercial subsidiaries	96,605	87,625	-9.30%	20,965	20,970	23,160	10.44%	10.47%
Insurance income	12	2,808	23300.00%	(10,106)	15	(1,788)	-12020.00%	-82.31%
Communication, postage, rent and others	156,088	177,673	13.83%	39,568	44,772	48,587	8.52%	22.79%
Total other operating income	380,676	547,984	43.95%	131,927	123,957	170,298	37.38%	29.09%
Total income	4,535,857	4,957,314	9.29%	1,263,599	1,235,408	1,360,363	10.11%	7.66%
Operating expenses	-	-		-	-	-
Salaries and employee benefits	1,034,942	1,139,947	10.15%	257,271	282,878	303,752	7.38%	18.07%
Bonus plan payments	90,341	126,839	40.40%	37,340	24,289	40,624	67.25%	8.79%
Compensation	19,725	27,551	39.68%	5,513	6,229	3,935	-36.83%	-28.62%
Administrative and other expenses	1,418,145	1,455,025	2.60%	366,411	367,891	385,660	4.83%	5.25%
Deposit security, net	74,228	84,399	13.70%	16,846	21,221	22,033	3.83%	30.79%
Donation expenses	3,506	13,008	271.02%	1,402	3,565	7,940	122.72%	466.33%
Depreciation	185,027	195,744	5.79%	47,006	49,301	49,658	0.72%	5.64%
Total operating expenses	2,825,914	3,042,513	7.66%	731,789	755,374	813,602	7.71%	11.18%
Net operating income	1,709,943	1,914,801	11.98%	531,810	480,034	546,761	13.90%	2.81%
Goodwill amortization (1)	69,231	55,966	-19.16%	15,320	12,823	12,960	1.07%	-15.40%
Non-operating income (expense)	-	-	0.00%	-	-	-	0.00%	0.00%
Other income	198,761	267,472	34.57%	16,924	62,788	105,205	67.56%	521.63%
Minority interest	(15,081)	(13,217)	-12.36%	4,294	(6,159)	(2,116)	-65.64%	-149.28%
Other expense	(105,529)	(168,179)	59.37%	(15,446)	(24,043)	(83,078)	245.54%	437.86%
Total non-operating income	78,151	86,076	10.14%	5,772	32,586	20,011	-38.59%	246.69%
Income before income taxes	1,718,863	1,944,911	13.15%	522,262	499,797	553,812	10.81%	6.04%
Income tax expense	(462,013)	(508,417)	10.04%	(150,858)	(124,664)	(124,685)	0.02%	-17.35%
Net income	1,256,850	1,436,494	14.29%	371,404	375,133	429,127	14.39%	15.54%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: March 7, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance